SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

MF GLOBAL LTD.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

9.00% Convertible Senior Notes due 2038

(Title of Class of Securities)

55276YAA4

G60642AA6

(CUSIP Number of Class of Securities)

Howard Schneider, Esq.

717 Fifth Avenue

New York, NY 10022

(212) 589-6200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

David B. Harms, Esq.

Catherine M. Clarkin, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

Calculation of Filing Fee

Transaction valuation (1)	Amount of filing fee (2)
$134,400,000	$5,281.92

(1) Calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was calculated based on the purchase of $210.0 million aggregate principal amount of the issuer’s 9.00% Convertible Senior Notes due 2038 at the tender offer price of $640 per $1,000 principal amount of such notes.

(2)	The amount of the filing fee was calculated at a rate of $39.30 per $1,000,000 of transaction value.

☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,116.86	Filing Party: MF Global Ltd.

Form or Registration No.: SC TO-I	Date Filed: February 24, 2009

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTION

This Amendment No. 2 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on February 24, 2009, as amended and supplemented by Amendment No. 1 to Schedule TO filed on March 11, 2009 (the “Schedule TO”), which relates to the offer by MF Global Ltd., an exempted company incorporated under the laws of Bermuda (the “Company”), to purchase any and all of its issued and outstanding 9.00% Convertible Senior Notes due 2038 (the “Notes”) for cash (the “Offer”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 24, 2009 (the “Offer to Purchase”) and the Letter of Transmittal, previously filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, as amended or supplemented herewith.

This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information in the Offer to Purchase and the Letter of Transmittal is incorporated by reference in the Amendment to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. All references herein to page numbers and sections in the Offer to Purchase and Letter of Transmittal refer to page numbers and sections in those documents as they were filed with the SEC via EDGAR as exhibits to the Schedule TO.

Items 1 and 4

The Offer to Purchase, Letter of Transmittal and Items 1 and 4 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following language thereto:

“On March 12, 2009, the Company issued a press release announcing an increase in the Consideration offered to Holders to $640 per $1,000 principal amount of Notes, plus accrued and unpaid interest up to, but not including, the Payment Date, and an extension of the Expiration Time of the Offer to 12:00 midnight, New York City Time, on March 25, 2009. A copy of the press release is attached hereto as Exhibit (a)(5)(ii).”

Item 6

The Offer to Purchase and Item 6(c)(9) of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following language thereto:

“On March 6, 2009, at the request of Man Group UK Limited, a subsidiary of our former parent company, Man Group plc, we registered the outstanding common shares currently held by Man Group UK Limited for sale under its registration rights agreement.”

Item 7

The Offer to Purchase and Item 7(a) of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

On page 6 of the Offer to Purchase, the section entitled “The Offer – Source and Amount of Funds” is hereby amended by deleting the first sentence of the first paragraph in its entirety and replacing it with the following:

“We expect that we will need approximately $134,400,000 to purchase the Notes pursuant to the Offer (not including Accrued Interest and expenses related to the Offer), assuming all outstanding Notes are validly tendered and accepted for payment.”

Item 12

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(ii) Press Release dated March 12, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.

Dated: March 12, 2009	MF Global Ltd.

	By:	/s/ J. Randy MacDonald
	Name:	J. Randy MacDonald
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibits filed as a part of this Amendment No. 2 are listed below. Exhibits incorporated by reference are indicated in parentheses.

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase dated February 24, 2009.*

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(iv)	Letter to Clients.*

(a)(5)(i)	Press Release dated February 24, 2009.*

(a)(5)(ii)	Press Release dated March 12, 2009.

(b)	Not applicable

(d)(1)	Indenture, by and between the Company and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on June 26, 2008).

(d)(2)	Replacement Capital Covenant (incorporated by reference as Exhibit 1.1 to the Company’s Current Report on Form 8-K, filed on July 18, 2008).

(d)(3)	Form of Registration Rights Agreement, among the Company, Man Group plc and Man Group U.K. Ltd. (incorporated by reference as Exhibit 4.2 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of the Company’s common shares, as amended, filed on May 31, 2007 (File No. 333-143395)).

(d)(4)	Form of Rights Agreement between MF Global Ltd. and Computershare Trust Company, N.A., as Rights Agent, (incorporated by reference as Exhibit 4.3 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of the Company’s common shares, as amended, filed on July 6, 2007).

(d)(5)	Amendment No. 1 to the Rights Agreement between MF Global Ltd. and Computershare Trust Company, N.A. (incorporated by reference as Exhibit 4.5 to the Company’s Annual Report on 10-K, filed on June 13, 2008).

(d)(6)	Form of Master Separation Agreement by and between Man Group plc and MF Global Ltd. (incorporated by reference as Exhibit 2.1 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of the Company’s common shares, as amended, filed on May 31, 2007).

(d)(7)	Form of Registration Rights Agreement by and between the Company and J.C. Flowers II L.P. (incorporated by reference as Exhibit 4.6 to the Company’s Annual Report on 10-K, filed on June 13, 2008).

(d)(8)	Investment Agreement, between the Company and J.C. Flowers II L.P. (incorporated by reference, as Exhibit 10.48 to the Company’s Annual Report on 10-K, filed on June 13, 2008).

(d)(9)	Amendment No. 1 to the Investment Agreement between the Company and J.C. Flowers II L.P. (incorporated by reference, as Exhibit 10.49 to the Company’s Annual Report on 10-K, filed on June 13, 2008).

(d)(10)	Amended and Restated MF Global 2007 Long Term Incentive Plan (incorporated by reference as Exhibit 10.3 to the Company’s Quarterly Report on 10-Q, filed on February 11, 2009).

(d)(11)	Form of Share Option Award Agreement (Employee Version) (incorporated by reference as Exhibit 10.24 to the Company’s Quarterly Report on 10-Q, filed on November 13, 2007).

(d)(12)	Form of Share Option Award Agreement (Selected Executives Version) (incorporated by reference as Exhibit 10.25 to the Company’s Quarterly Report on 10-Q, filed on November 13, 2007).

(d)(13)	Form of Restricted Share Unit Award Agreement (Employee Version) (incorporated by reference as Exhibit 10.26 to the Company’s Quarterly Report on 10-Q, filed on November 13, 2007).

(d)(14)	Form of Restricted Share Unit Award Agreement (Selected Executives Version) (incorporated by reference as Exhibit 10.27 to the Company’s Quarterly Report on 10-Q, filed on November 13, 2007).

(d)(15)	MF Global Ltd. Employee Stock Purchase Plan (incorporated by reference as Exhibit 10.28 to the Company’s Quarterly Report on 10-Q, filed on November 13, 2007).

(d)(16)	MF Global Ltd. Approved Savings-Related Share Option Plan (incorporated by reference as Exhibit 10.29 to the Company’s Quarterly Report on 10-Q, filed on November 13, 2007).

(d)(17)	Form of Non-Executive Chairman Restricted Share Award Agreement (incorporated by reference as Exhibit 10.33 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of the Company’s common shares, as amended, filed on July 6, 2007).

(d)(18)	Form of Non-Employee Director Restricted Share Award Agreement (incorporated by reference as Exhibit 10.37 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of the Company’s common shares, as amended, filed on July 6, 2007).

(d)(19)	Transition Agreement between MF Global Ltd. and Kevin R. Davis (incorporated by reference as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on October 29, 2008).

(d)(20)	Transition Agreement between MF Global Ltd. and Christopher Smith (incorporated by reference as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on September 11, 2008).

(d)(21)	Transition Agreement between MF Global Ltd. and Amy Butte (incorporated by reference as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on January 4, 2008).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.